UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Indevus Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))
BTB Purchaser Inc.
and
Endo Pharmaceuticals Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

454072109
(CUSIP Number of Class of Securities)

Caroline B. Manogue
Executive Vice President,
Chief Legal Officer and Secretary
BTB Purchaser Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317
(610) 558-9800
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Eileen T. Nugent, Esq.
Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable
☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

■	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
■	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12.  EXHIBITS.
99.1	Press Release of Endo Pharmaceuticals Holdings Inc., dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo Pharmaceuticals Holdings Inc. with the Securities and Exchange Commission on January 5, 2009)
99.2	Agreement and Plan of Merger, dated January 5, 2009, by and among Endo Pharmaceuticals Holdings Inc., BTB Purchaser Inc. and Indevus Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo Pharmaceuticals Holdings Inc. with the Securities and Exchange Commission on January 5, 2009)
99.3	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo Pharmaceuticals Holdings Inc. with the Securities and Exchange Commission on January 5, 2009)
99.4	Form of NEBIDO® Contingent Cash Consideration Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Endo Pharmaceuticals Holdings Inc. with the Securities and Exchange Commission on January 5, 2009)
99.5	Form of Octreotide Contingent Cash Consideration Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Endo Pharmaceuticals Holdings Inc. with the Securities and Exchange Commission on January 5, 2009)
99.6	Presentation at Town Hall Meeting dated January 5, 2009
99.7	Transcript of voicemail sent by David Holveck to the employees of Endo Pharmaceuticals Holdings Inc., dated January 5, 2009
99.8	Script for Conference Call with Blaine Davis, David Holveck and Dr. Glenn Cooper, dated January 5, 2009
99.9	Website Announcement, dated January 5, 2009